

Mailstop 3561

September 21, 2016

Chaise Vidal
Chief Executive Officer
Eco-Waste Power, Inc.
625 W Southern Avenue, Suite E
Mesa, Arizona 85210

> **Re:** **Eco-Waste Power, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed August 26, 2016**
> **File No. 024-10587**

Dear Mr. Vidal:

We have reviewed your amended offering statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2016 letter.

General

1.   We note your response to comment 2 and reissue the comment. We do not agree with your assessment that the aggregate offering price does not exceed $20,000,000. Since the convertible notes being offered are convertible into common shares at your election, the offer and sale of the securities underlying your convertible notes must also be qualified under Regulation A and the aggregate offering price must include the actual or maximum estimated conversion price, which cannot exceed the $20,000,000 maximum aggregate offering price permitted for a Tier 1 offering under Regulation A. The qualification of 6,200,000 shares of your common stock at a conversion price of $4 per share exceeds this amount. Please refer to Rule 251(a)(1) and the Note to Rule 251(a) under Regulation A and SEC Release No. 33-9741 for guidance.

Chaise Vidal
Eco-Waste Power Inc.
September 21, 2016
Page 2

Please contact Danilo Castelli, Attorney Advisor at (202) 551-6521, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Andy Altahawi